TPC Group Inc.

5151 San Felipe, Suite 800

Houston, Texas 77056

October 19, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Division of Corporation Finance

Re:	TPC Group Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 10, 2012
File No. 001-34727

Ladies and Gentlemen:

Set forth below is the response of TPC Group Inc. (the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 17, 2012 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on September 10, 2012 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). For your convenience, we will hand deliver two copies of the Revised Preliminary Proxy Statement, as well as two copies of the Revised Preliminary Proxy Statement that are marked to show all changes made since the initial filing of the Preliminary Proxy Statement.

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold text.

General

1.	We note that on October 9, 2012, the company filed definitive additional proxy soliciting materials concerning a non-binding proposal from Innospec Inc. and Blackstone that the company’s Board of Directors reasonably expects to lead to a superior proposal. Please revise the disclosure in your preliminary proxy statement to discuss this proposal including the identities of the potential offerors, the proposed purchase price range, and the status of current conditions surrounding the potential offer (i.e., that the Board of Directors has authorized discussions and negotiations with

Securities and Exchange Commission

October 19, 2012

Innospec and Blackstone and is making arrangements to facilitate their due diligence review). Additionally, please disclose, if true, that the company could receive such superior offer either prior to or after the shareholder vote is held. In each case, please describe the steps the company will take to communicate the offer, or lack thereof, and the company’s decision to shareholders, and the circumstances, if any, under which the company would resolicit the shareholder vote.

Response: We acknowledge the Staff’s comment and have revised our disclosure as requested. Please see the letter from the Chairman of the Board as well as pages 14-15, 38-40 and 43-44 of the Revised Preliminary Proxy Statement.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 475-5201 or to our counsel at Baker Botts L.L.P., M. Breen Haire, at (713) 229-1648.

Very truly yours,

TPC GROUP INC.

By:	/s/ Rishi Varma
Rishi Varma
Vice President, General Counsel and Secretary

Securities and Exchange Commission

October 19, 2012

cc:	Jessica Dickerson, Securities and Exchange Commission
M. Breen Haire, Baker Botts L.L.P.
Neil A. Wizel, First Reserve Corporation
Jack Norris, SK Capital Partners
William E. Curbow, Simpson Thacher & Bartlett LLP